Exhibit 99.1
Trina Solar Announces Change to Audit Committee of the Board of Directors
CHANGZHOU, China, April 13 /PRNewswire-Asia-FirstCall/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced that its board of directors appointed Mr. Liping Qiu, an independent director of the Company, as a member of the audit committee of the board effective April 1, 2010 to replace Mr. Jerome Corcoran.
Mr. Liping Qiu has been a director of Trina Solar since May 2006. Mr. Jerome Corcoran will continue to be an independent director on the board of the Company, serving on the compensation committee and corporate governance and nominating committee of the board.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide.
For more information, please contact:
Trina Solar Limited
Terry Wang, CFO
Tel: +86-519-8548-2009 (Changzhou)
Thomas Young, Director of Investor Relations
Tel: +86-519-8548-2009 (Changzhou)
Email: ir@trinasolar.com
SOURCE Trina Solar Limited